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                                                 Filed by RightWorks Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933

                                         Subject Company: RightWorks Corporation

                     Commission File Number of RightWorks Corporation: 132-01830


                             MECHANICS OF RIGHTWORKS
                           STOCK AND OPTION CONVERSION

HOLDERS OF COMMON STOCK

If you own shares of RightWorks common stock, your shares will convert at the common stock exchange ratio upon the CLOSING of the merger. This ratio will be determined as of the CLOSING, based in part on the price of i2's common stock. (The actual exchange of shares will happen in the days after CLOSING.) A portion of your converted i2 shares (approximately 10%) will be subject to an escrow account established to satisfy potential claims surrounding the merger. Any shares remaining in the escrow account one year following CLOSING will be distributed to you. Shares not subject to the escrow requirements will be freely tradable as soon as all federal securities law requirements have been satisfied.

OPTIONS OUTSTANDING AT CLOSING

o The RightWorks option plan and all RightWorks options outstanding (i.e., unexercised) at the time of CLOSING will be cancelled. If you are a continuing employee, i2 will issue you new options (the "i2 Options") based on the number of your outstanding options terminated as a result of the CLOSING adjusted to reflect the common stock exchange ratio.

o The vesting schedule of the i2 Options will be the same as that in effect for your terminated RightWorks options.

o The exercise (strike) price of the i2 Options will be the fair market value of i2 common stock at the CLOSING.

o If you are not a continuing employee, your unexercised options will terminate, and you will not receive any i2 Options.

OPTION EXERCISES PRIOR TO CLOSING

If you have vested options:

o Prior to CLOSING, you may exercise your vested options for shares of RightWorks common stock by filling out the appropriate forms and paying the total exercise price plus all applicable taxes.

o In the event you elect to exercise any or all of your vested options, the shares you purchase will convert upon CLOSING at the common stock exchange ratio into shares of i2 common stock and will be subject to the escrow requirements set forth in the merger agreement as described above.

o If your options have an exercise price of $5.25 or $14 per share, these options are out-of-the-money (under water) and do not have any significant value at this time (i.e., based on currently available information, including the proposed merger with i2, the fair market value of RightWorks common stock is less than $5.25 per share).


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NEW HIRE OPTIONS

If you are a continuing employee, you may be granted additional i2 options (the "New Hire Options") to "top off" the i2 Options described above so as to place your total options within the appropriate range that would be granted to an equivalent i2 new hire employee. The New Hire Options will have an exercise price equal to the fair market value of i2 shares at CLOSING and will have a 4-year vesting schedule measured from SIGNING of the merger (March 8, 2001) as set forth in your option documents for the New Hire Option.

CONTACT INFORMATION:

Mike Crouch               408 579 4072          mcrouch@rightworks.com

Jill Beckman-Donley       650 799 7186          Jill_Beckman-Donley@i2.com

John Murr                 214 914 3065          John_Murr@i2.com


                                    *********

THIS NOTICE DOES NOT CONSTITUTE AN OFFER OR SALE OF SECURITIES. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE. THE PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT i2 TECHNOLOGIES, RIGHTWORKS, THE MERGER AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE PROSPECTUS AND OTHER DOCUMENTS FILED BY i2 TECHNOLOGIES AND RIGHTWORKS WHEN THEY BECOME AVAILABLE THROUGH THE WEBSITE MAINTAINED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION AT http://www.sec.gov. THE PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED WITHOUT CHARGE WHEN AVAILABLE:

o FROM i2 TECHNOLOGIES BY DIRECTING YOUR REQUEST THROUGH THE INVESTORS PORTION OF i2'S WEBSITE AT http://www.i2.com OR BY MAIL TO i2 TECHNOLOGIES, INC., ONE i2 PLACE, 11701 LUNA ROAD, DALLAS, TX 75234, ATTENTION: INVESTOR RELATIONS,
TELEPHONE: (469) 357-1000.

o FROM RIGHTWORKS BY DIRECTING YOUR REQUEST BY MAIL TO RIGHTWORKS CORPORATION, 1075 EAST BROKAW ROAD, SAN JOSE, CA 95131, ATTENTION: RICHARD L. GEROULD,
TELEPHONE: (408) 579-4011.



In addition to the Prospectus, and the Registration Statement of which the Prospectus is a part, i2 Technologies files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (SEC). You may read and copy any reports, statements or other information filed by i2 at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. i2's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.


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